sembcorp

08006207

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

7 November 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC
Mail Processing
Section

NOV 25 2008

Washington, DC
101

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
DEC 12 2008
THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

C.jesstan/SgxnetAnn/SECltr

Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	07-Nov-2008 17:07:49
Announcement No.	00044

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-09-2008

Attachments

- 9M08ResultsSlides.pdf
- 9M2008PressRelease.pdf
- 9M08ResultsSGXNetFinal.pdf

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sembcorp

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2008 FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

UNAUDITED RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2008

The Board of Directors of Sembcorp Industries Ltd wishes to announce the unaudited results of the Group for the third quarter and nine months ended September 30, 2008.

1. GROUP INCOME STATEMENT

	GROUP			GROUP		
	3Q08 $'000	3Q07 $'000	+ / (-) %	9M08 $'000	9M07 $'000	+ / (-) %
Turnover	2,501,367	2,239,948	11.7	7,234,778	6,091,528	18.8
Cost of sales	(2,251,643)	(2,043,129)	10.2	(6,542,637)	(5,538,475)	18.1
Gross profit	249,724	196,819	26.9	692,141	553,053	25.1
General & administrative expenses	(70,410)	(58,657)	20.0	(195,724)	(162,865)	20.2
Non-operating income (net)	38,300	22,168	72.8	87,134	116,329	(25.1)
Finance costs	(12,042)	(12,389)	(2.8)	(36,822)	(38,259)	(3.8)
Share of results (net of tax) of:						
- Associates	33,336	27,157	22.8	105,605	67,937	55.4
- Joint ventures	10,844	10,535	2.9	32,166	43,042	(25.3)
Profit before income tax expense	249,752	185,633	34.5	684,500	579,237	18.2
Income tax expense	(31,314)	(30,441)	2.9	(100,055)	(89,409)	11.9
Profit for the period	218,438	155,192	40.8	584,445	489,828	19.3
Attributable to:						
Shareholders of the Company	144,929	116,137	24.8	406,216	374,413	8.5
Minority interests	73,509	39,055	88.2	178,229	115,415	54.4
	218,438	155,192	40.8	584,445	489,828	19.3
Economic Value Added	138,210	98,343	40.5	398,800	294,922	35.2
Earnings per ordinary shares (cents)						
- basic	8.15	6.52	25.1	22.83	21.06	8.4
- diluted	8.08	6.45	25.2	22.63	20.81	8.7

Notes to Group Income Statement:

1a. Profit for the period is arrived at after (charging)/crediting the following significant items:

	Note	GROUP 3Q08 $'000	GROUP 3Q07 $'000	GROUP 9M08 $'000	GROUP 9M07 $'000
Depreciation and amortisation	1	(50,179)	(45,457)	(147,717)	(134,184)
Allowance made for impairment in value of assets (net)	3	(7,881)	(4,604)	(7,957)	(5,169)
Share-based expenses	4	(8,049)	(8,613)	(25,193)	(19,054)
Interest income	5	8,994	10,562	26,010	32,514
Dividend income	6	853	-	9,265	6,376
Other income	7	9,057	8,031	32,855	68,093
Gain on sale of property, plant & equipment and investment properties	8	17,097	5,562	18,148	9,704
Foreign exchange gain / (loss)	9	6,921	(1,475)	5,394	3,647
Finance costs		(12,042)	(12,389)	(36,822)	(38,259)

Note:

(1) Higher depreciation and amortisation was due to additions of property, plant and equipment as the Group expanded its operations.

(2) Lower writeback of specific allowance for trade debts in 3Q08 and 9M08.

(3) In 3Q08, an impairment was made for part of plant and machinery. In 3Q07, a provision for impairment was made for an investment in a China joint venture.

(4) Higher share-based expenses for a subsidiary for 9M08.

(5) Lower interest income in 3Q08 and 9M08 was mainly attributable to weakening interest rates.

(6) Higher dividend income from the group's investments in Singapore in 3Q08 and 9M08.

(7) A commercial settlement reached with a supplier was recorded as other income in 9M07.

(8) 3Q08 and 9M08 included gain from the transfer of transmission and distribution pipeline assets to PowerGas Ltd.

(9) Higher exchange gain in 3Q08 and 9M08 arose from revaluation gain on USD denominated monetary items.

1b. Income Tax

The Group's tax charge for 3Q08 included a writeback of an over provision of tax in respect of prior years of $3,431,000 (3Q07: writeback of over provision of tax in respect of prior years of $19,000).

The Group's tax charge for 9M08 included a writeback of an over provision of tax in respect of prior years of $7,273,000 (9M07: under provision of tax in respect of prior years of $600,000 and a writeback of provision for deferred tax of $14,454,000 due to a reduction in Singapore corporate tax rate).

1c. Economic Value Added

Higher Economic Value Added (EVA) was generated in 3Q08 as compared to 3Q07 due to increased net operating profit after tax (NOPAT) arising from higher net profit before tax, higher share of profits from associates, and adjustments made for deferred taxes which were not included for EVA purposes.

1d. Earnings per ordinary share

Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	Group 3Q08	Group 3Q07	Group + / (-) %	Group 9M08	Group 9M07	Group + / (-) %
(i) Based on the weighted average number of shares (in cents)	8.15	6.52	25.0	22.83	21.06	8.4
- Weighted average number of shares (in million)	1,778.4	1,782.1	(0.2)	1,779.6	1,778.1	0.1
(ii) On a fully diluted basis (in cents)	8.08	6.45	25.3	22.63	20.81	8.7
- Adjusted weighted average number of shares (in million)	1,794.3	1,799.9	(0.3)	1,795.2	1,799.1	(0.2)

1e. Notes to Group Income Statement

Group turnover in 3Q08 and 9M08 was higher by 12% and 19% respectively compared to the corresponding period, mainly due to higher High Sulphur Fuel Oil ("HSFO") prices. Growth in the rig building, offshore, conversion and repair businesses also contributed to better turnover in 9M08.

The improvement in gross profit margin was mainly due to Marine's higher operating margins from its rig building and ship repair businesses.

Higher general and administrative expenses were incurred in line with increased business activities.

Non-operating income in 3Q08 of the Group increased 72% from the corresponding period in the previous year, mainly due to gain from the transfer of transmission and distribution pipeline assets to PowerGas Ltd and higher exchange gain from a subsidiary arising from revaluation gain of USD denominated monetary items. In 9M07, a commercial settlement received from a supplier of our Cogen plant in Singapore and a gain on the sale of land were recognised in UK.

Increase in the share of results of associates in 3Q08 and 9M08 came mainly from an associate of Marine. Share of results of our China and Vietnam joint ventures were lower in 9M08.

Lower income tax expense in 9M07 was due to the writeback of provision for deferred tax arising from a reduction in Singapore corporate tax rate in 2007.

2. BALANCE SHEETS

	GROUP		COMPANY	
	As at 30/09/2008	As at 31/12/2007	As at 30/09/2008	As at 31/12/2007
	$'000	$'000	$'000	$'000
Equity attributable to shareholders of the Company:-				
Share capital	554,037	551,274	554,037	551,274
Other reserves	188,266	639,448	(14,653)	23,699
Accumulated profits	1,981,306	1,842,096	870,223	884,427
	2,723,609	3,032,818	1,409,607	1,459,400
Minority interests	684,570	797,211	-	-
Total equity	3,408,179	3,830,029	1,409,607	1,459,400
Non-current assets				
Property, plant & equipment	2,554,055	2,601,709	491,186	3,422
Investment properties	28,802	31,291	-	-
Investments in subsidiaries			1,478,540	1,479,440
Interests in associates	610,173	515,487	-	-
Interests in joint ventures	307,470	270,389	-	-
Other financial assets	220,600	708,234	-	-
Long term receivables and prepayments	45,796	49,572	970	-
Intangible assets	115,923	109,510	19,035	90
Deferred tax assets	43,695	37,823	-	-
	3,926,514	4,324,015	1,989,731	1,482,952
Current assets				
Inventories and work-in-progress	1,233,987	1,657,047	9,829	-
Trade and other receivables	2,046,159	1,404,696	266,223	198,310
Assets held for sale	-	26,682	-	-
Bank balances, fixed deposits and cash	2,347,078	1,296,892	93,116	189,470
	5,627,224	4,385,317	369,168	387,780
Current liabilities				
Trade and other payables	3,116,065	2,242,427	416,234	249,183
Excess of progress billings over work-in-progress	1,316,273	568,741	-	-
Provisions	46,077	31,798	16,173	11,454
Current tax payable	186,567	169,105	1,028	-
Interest-bearing borrowings	424,285	510,194	-	150,000
	5,089,267	3,522,265	433,435	410,637
Net current assets / (liabilities)	537,957	863,052	(64,267)	(22,857)
	4,464,471	5,187,067	1,925,464	1,460,095
Non-current liabilities				
Deferred tax liabilities	298,205	385,567	49,573	195
Provisions	11,230	10,034	500	500
Retirement benefit obligations	17,960	24,109	-	-
Interest-bearing borrowings	577,935	823,486	-	-
Other long-term liabilities	150,962	113,842	465,784	-
	1,056,292	1,357,038	515,857	695
	3,408,179	3,830,029	1,409,607	1,459,400

2a. Group's borrowings and debt securities

	As at 30/09/2008 $'000	As at 31/12/2007 $'000
Amount repayable:		
(i) In one year or less, or on demand		
Secured	85,253	101,442
Unsecured	339,968	411,568
	425,221	513,010
(ii) After one year		
Secured	373,044	470,997
Unsecured	208,455	356,973
	581,499	827,970
Total	1,006,720	1,340,980

(iii) Details of any collaterals

The Group's borrowings are secured by property, plant and equipment and investment properties with carrying values amounting to $1,044 million (31/12/2007: $1,119 million).

2b. Net asset value

	Group		Company	
	30/09/2008	31/12/2007	30/09/2008	31/12/2007
Net asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.53	1.70	0.79	0.82
Net tangible asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.47	1.64	0.78	0.82

2c. Notes to Balance Sheets

(i) Group

Equity
'Other reserves' decreased due to lower fair value reserve as a result of fair value adjustments for Cosco Corporation (S) Ltd shares held by Sembcorp Marine Ltd and hedging instruments. Translation losses arising from the translation of our foreign operations resulted in a lower foreign currency translation reserve due to weakening USD and Sterling. Treasury shares purchased by the Company and a listed subsidiary in 2008 also contributed to the lower 'Other reserves' as at September 30, 2008.

Non-current assets
The decrease in 'Other financial assets' was mainly due to fair value adjustments for Cosco Corporation (S) Ltd shares held by Sembcorp Marine Ltd.

Net current assets
'Trade and other receivables/payables' increased as more projects were undertaken by Sembcorp Marine group. 'Inventories and work-in-progress' decreased while 'Excess of progress billings over work-in-progress' and 'Bank balances, fixed deposits and cash' increased mainly due to receipts from customers for both rig building projects in progress and completed projects.

(ii) Company

There is a significant increase in the 'Property, plant and equipment', 'Trade and other receivables/payables' and 'Other long-term liabilities' of the Company as at September 30, 2008 as compared to December 31, 2007 due to the Company's acquisition of the Sembawang Utilities Terminal (SUT) and Propylene Purification Unit (PPU) divisions from its wholly-owned subsidiary, Sembcorp Utilities Pte Ltd with effect from January 1, 2008. Following this internal transfer of assets and business, SUT and PPU now operate as divisions of the Company. Interest-bearing borrowings decreased following the maturity of medium-term notes of S$150 million in June 2008.

3. CONSOLIDATED CASH FLOW STATEMENT

	Note	GROUP 3Q08 $'000	GROUP 3Q07 $'000	GROUP 9M08 $'000	GROUP 9M07 $'000
Cash flows from Operating Activities					
Profit for the period		218,438	155,192	584,445	489,828
Adjustments for:					
Interest and dividend income		(9,847)	(10,562)	(35,275)	(38,890)
Finance costs		12,042	12,389	36,822	38,259
Depreciation and amortisation		50,179	45,457	147,717	134,184
Share of results of associated companies and joint ventures		(44,180)	(42,266)	(137,771)	(115,553)
Profit on sale of property, plant and equipment & investment properties		(17,097)	(5,562)	(18,148)	(9,704)
Gain on disposal of investments (net)		-	(821)	(536)	(1,544)
Allowance written back for doubtful debts & bad debts written off (net)		(782)	(1,053)	(3,425)	(3,220)
Changes in fair value of financial instruments and hedged items		(1,402)	(1,806)	9,148	(2,413)
Share based payment expenses		8,049	8,613	25,193	19,054
Allowance made for impairment in value of assets		7,881	4,604	7,957	5,169
Income tax expenses		31,314	30,441	100,055	89,409
Operating profit before working capital changes		254,595	194,626	717,182	604,579
Changes in working capital:					
Inventories and work-in-progress		592,841	66,606	1,169,777	(51,434)
Receivables		(302,216)	(181,796)	(701,315)	(310,139)
Payables		273,743	33,072	855,196	482,063
		818,963	112,508	2,040,840	725,069
Income tax paid		(22,850)	(27,760)	(45,815)	(65,233)
Net cash inflow from operating activities		796,113	84,748	1,995,025	659,836
Cash flows from Investing Activities					
Dividend and interest received		13,091	11,020	59,563	60,414
Cash flows on sale of subsidiaries, net of cash disposed	3.1	-	1,057	(219)	94,816
Proceeds from sale of associates and joint ventures		-	481	1,818	481
Proceeds from sale of investments		-	2,918	3,364	3,104
Proceeds from sale of property, plant and equipment		90,558	48,443	92,108	55,853
Proceeds from sale of asset held for sale		-	-	26,682	11,000
Additional interest in subsidiaries, net of cash acquired		-	-	-	(3,200)
Acquisition of associates and joint ventures		-	(500)	(680)	(4,255)
Acquisition of other financial assets		-	(461)	-	(8,279)
Purchase of property, plant and equipment		(89,552)	(137,267)	(255,125)	(356,476)
Payment for intangible assets		(7,665)	(55)	(7,986)	(55)
Net cash inflow / (outflow) from investing activities		6,432	(74,364)	(80,475)	(146,597)
Cash flows from Financing Activities					
Proceeds from share issue		[illegible]	4,872	2,763	23,595
Proceeds from share issue to minority shareholders of subsidiaries		9,648	16,602	10,778	24,115
Proceeds from ESOS exercised with issue of treasury shares		1,337	-	3,948	-
Proceeds from ESOS exercised with issue of treasury shares to minority shareholders of subsidiaries		8,093	-	10,610	-
Purchase of treasury shares		(14,087)	-	(50,825)	-
Purchase of treasury shares by subsidiary		(43,419)	-	(93,745)	-
Proceeds from borrowings		14,527	162,633	381,069	336,033
Repayment of borrowings		(107,434)	(152,053)	(713,114)	(331,542)
Net (decrease) / increase in other long term liabilities		(5,877)	293	(10,617)	164
Dividend paid to shareholders of the Company		-	-	(266,890)	(498,016)
Dividends paid to minority shareholders of subsidiaries		(49,648)	(32,720)	(97,839)	(96,317)
Interest paid		(12,223)	(12,402)	(33,880)	(36,347)
Net cash outflow from financing activities		(199,083)	(12,775)	(857,742)	(578,315)
Net increase / (decrease) in cash and cash equivalents		603,462	(2,391)	1,056,808	(65,076)
Cash and cash equivalents at beginning of the period		1,738,629	1,111,086	1,296,003	1,172,975
Effects of exchange rate changes on cash and cash equivalents		(3,553)	(1,593)	(14,273)	(797)
Cash and cash equivalents at end of the period	3.2	2,338,538	1,107,102	2,338,538	1,107,102

3. CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

3.1 Cash flows on sale of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries sold during the period were as follows:

DETAILS OF SUBSIDIARIES DISPOSED

	Group		Group	
	3Q08	3Q07	9M08	9M07
	$'000	$'000	$'000	$'000
Non-current assets	-	-	22,067	102,315
Net current (liabilities) / assets	-	-	(10,341)	81
Non-current liabilities	-	-	(2,044)	(221)
Minority Interest	-	-	(7,566)	(1,824)
(Loss) / profit on disposal	-	-	(597)	624
Currency translation reserve	-	-	824	(804)
Total cash consideration	-	-	2,343	100,171
Add: consideration received	-	1,057	-	-
Less: consideration not yet received	-	-	(2,343)	-
Less: Cash & bank balances of subsidiaries disposed	-	-	(219)	(5,932)
Add: Overdraft of subsidiary disposed	-	-	-	577
Cash flows on sale of subsidiaries, net of cash disposed	-	1,057	(219)	94,816

3.2 Cash and cash equivalents

Cash and cash equivalents in the consolidated cashflow statement comprise the following balance sheet amounts:

Cash and cash equivalents

Breakdown for Cash & Cash Equivalents:	Group	
	As at 30/09/2008	As at 30/09/2007
	$'000	$'000
Bank balances, fixed deposits and cash	2,347,078	1,108,862
Bank overdrafts	(8,540)	(1,760)
	2,338,538	1,107,102

3.3 Notes to Consolidated Cash Flow Statement

Net cash inflow from operating activities for 9M08 was $1,995.0 million. The strong operating cash flow was mainly contributed by our Singapore and UK operations in Utilities, and our Marine business.

Net cash outflow from investing activities for 9M08 was $80.5 million. The Group spent $255.1 million on expansion and operational capex in 9M08.

Net cash outflow from financing activities for 9M08 of $857.7 million relates mainly to dividends paid, purchase of treasury shares, repayment of borrowings and interest paid.

4. STATEMENTS OF CHANGES IN EQUITY

4a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company								
	Share Capital	Reserve for own shares	Merger Reserve	Other Reserves	Currency Translation Reserve	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1H08									
At January 1, 2008	551,274		29,201	647,630	(37,383)	1,842,096	3,032,818	797,211	3,830,029
Translation adjustments	-		-	-	(33,994)	-	(33,994)	(3,197)	(37,191)
Net fair value changes on available for sale financial assets, net of tax	-	-	-	(146,196)	-	-	(146,196)	(93,422)	(239,618)
Net fair value changes on available for sale financial assets taken to income statement, net of tax	-	-	-	(725)	-	-	(725)		(725)
Net fair value changes on cash flow hedges, net of tax	-	-	-	9,534	-	-	9,534	19,235	28,769
Share of reserve of associates and joint venture companies	-	-	-	(4,325)	1,349	-	(2,976)	1,179	(1,797)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	103	122	(662)	(437)	(7,672)	(8,109)
Net loss recognised directly in equity	-	-	-	(141,609)	(32,523)	(662)	(174,794)	(83,877)	(258,671)
Profit for the period				-	-	261,287	261,287	104,720	366,007
Total (loss)/gain recognised for the period	-	-	-	(141,609)	(32,523)	260,625	86,493	20,843	107,336
Issue of shares under Share Option Plan	2,763	-	-	-	-	-	2,763		2,763
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-			1,130	1,130
Share buyback - held as treasury shares	-	(36,738)	-	-	-	-	(36,738)	-	(36,738)
Treasury shares transferred to employees	-	12,945	-	(9,850)			3,095	(118)	2,977
Treasury shares held by subsidiary	-	-	-	(28,796)	-		(28,796)	(18,670)	(47,466)
Share based payments	-			9,729			9,729	2,465	12,194
Dividend paid				-	-	(268,890)	(268,890)	(48,191)	(315,081)
At June 30, 2008	554,037	(23,793)	29,201	477,104	(69,906)	1,835,831	2,802,474	754,670	3,557,144
3Q08									
Translation adjustments	-	-	-	-	15,656	-	15,656	8,545	24,201
Net fair value changes on available for sale financial assets, net of tax				(93,350)			(93,350)	(60,036)	(153,386)
Net fair value changes on cash flow hedges, net of tax	-	-	-	(109,284)	-	-	(109,284)	(38,756)	(148,040)
Share of reserve of associates and joint venture companies	-	-	-	(12,525)	5,488	-	(7,037)	3,529	(3,508)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	8	-	546	554	(3,857)	(3,303)
Net loss recognised directly in equity	-	-	-	(215,151)	21,144	546	(193,461)	(90,575)	(284,036)
Profit for the period	-	-	-	-	-	144,929	144,929	73,509	218,438
Total (loss)/gain recognised for the period	-	-	-	(215,151)	21,144	145,475	(48,532)	(17,066)	(65,598)
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	9,648	9,648
Share buyback - held as treasury shares	-	(14,087)	-	-	-	-	(14,087)	-	(14,087)
Treasury shares transferred to employees	-	2,853	-	(1,472)	-	-	1,381	(96)	1,285
Treasury shares held by subsidiary	-	-	-	(21,791)	-	-	(21,791)	(14,103)	(35,894)
Share based payments	-	-	-	4,164	-	-	4,164	1,165	5,329
Dividend paid	-	-	-	-	-			(49,648)	(49,648)
At September 30, 2008	554,037	(35,027)	29,201	242,854	(48,762)	1,981,306	2,723,609	684,570	3,408,179
1H07									
At January 1, 2007	525,414	-	29,201	459,457	(13,986)	1,813,090	2,813,176	648,186	3,461,362
Translation adjustments	-	-	-		7,374		7,374	594	7,968
Net fair value changes on available for sale financial assets, net of tax	-	-	-	111,476	-	-	111,476	69,800	181,276
Net fair value changes on cash flow hedges, net of tax				28,996			28,996	20	29,016
Share of reserve of associates and joint venture companies				26,695	2,428		29,123	1,521	30,644
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(750)	(365)	196	(919)	(4,148)	(5,067)
Net gain recognised directly in equity				166,417	9,437	196	176,050	67,787	243,837
Profit for the period	-	-	-	-		258,276	258,276	76,360	334,636
Total gain recognised for the period	-	-	-	166,417	9,437	258,472	434,326	144,147	578,473
Issue of shares under Share Option Plan	18,723	-	-	-	-	-	18,723	-	18,723
Issue of shares to minority shareholders of subsidiaries								7,513	7,513
Share based payments	-	-		7,955			7,955	1,811	9,766
Dividend paid	-	-				(498,016)	(498,016)	(63,597)	(561,613)
At June 30, 2007	544,137	-	29,201	633,829	(4,549)	1,573,546	2,776,164	738,060	3,514,224
3Q07									
Translation adjustments	-	-	-	-	(2,653)	-	(2,653)	(1,604)	(4,257)
Net fair value changes on available for sale financial assets, net of tax	-	-	-	150,147	-	-	150,147	94,012	244,159
Net fair value changes on cash flow hedges, net of tax	-	-	-	(8,351)	-	-	(8,351)	61	(8,290)
Share of reserve of associates and joint venture companies	-	-	-	(22,167)	(464)	-	(22,631)	(291)	(22,922)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(2,567)	332	654	(1,581)	(144)	(1,725)
Net gain recognised directly in equity	-	-	-	117,062	(2,785)	654	114,931	92,034	206,965
Profit for the period	-	-	-	-	-	116,137	116,137	39,055	155,192
Total gain recognised for the period	-	-	-	117,062	(2,785)	116,791	231,068	131,089	362,157
Issue of shares under Share Option Plan	4,872	-	-	-	-	-	4,872	-	4,872
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	16,602	16,602
Share based payments	-	-	-	6,038	-	-	6,038	2,384	8,422
Dividend paid	-	-	-	-	-		-	(32,720)	(32,720)
At September 30, 2007	549,009	-	29,201	756,929	(7,334)	1,690,337	3,018,142	855,415	3,873,557

4b. Statements of Changes in Equity of the Company

	Share Capital	Reserve for own shares	Other Reserves	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1H08					
At January 1, 2008	551,274	-	23,699	884,427	1,459,400
Profit for the period				192,247	192,247
Total gain recognised for the period				192,247	192,247
Issue of shares under Share Option Plan	2,763				2,763
Share based payments	-	-	6,324	-	6,324
Share buyback - held as treasury shares	-	(36,738)	-	-	(36,738)
Treasury shares transferred to employees	-	12,945	(10,349)	-	2,596
Dividend paid	-	-	-	(266,890)	(266,890)
At June 30, 2008	554,037	(23,793)	19,674	809,784	1,359,702
3Q08					
Profit for the period				60,439	60,439
Total gain recognised for the period				60,439	60,439
Share based payments			2,224	-	2,224
Share buyback - held as treasury shares	-	(14,087)	-	-	(14,087)
Treasury shares transferred to employees	-	2,853	(1,524)	-	1,329
At September 30, 2008	554,037	(35,027)	20,374	870,223	1,409,607
1H07					
At January 1, 2007	525,414	-	13,793	1,065,803	1,605,010
Profit for the period				172,900	172,900
Total gain recognised for the period			-	172,900	172,900
Issue of shares under Share Option Plan	18,723	-	-	-	18,723
Share based payments	-	-	5,577	-	5,577
Dividend paid	-		-	(498,016)	(498,016)
At June 30, 2007	544,137	-	19,370	740,687	1,304,194
3Q07					
Profit for the period				85,521	85,521
Total gain recognised for the period				85,521	85,521
Issue of shares under Share Option Plan	4,872				4,872
Share based payments	-	-	2,647	-	2,647
At September 30, 2007	549,009	-	22,017	826,208	1,397,234

4c. Changes in the Company's share capital

Issued and paid up capital

As at September 30, 2008, the Company's issued and paid up capital excluding treasury shares comprises 1,776,902,296 (September 30, 2007: 1,782,575,336) ordinary shares.

Share Options

During 3Q08, the Company issued 679,427 ordinary shares upon the exercise of the options under the Company's Share Option Plan ("SOP") by way of re-issuance of treasury shares (3Q07: 2,381,410 ordinary shares issued by way of issuance of new shares).

As at September 30, 2008, there were 11,307,003 (September 30, 2007: 17,144,576) unissued ordinary shares under options granted to eligible employees and directors under the Company's SOP.

4c. Changes in the Company's share capital (Cont'd)

Performance Shares

During 3Q08, there was no (3Q07: 40,000) performance share granted conditionally under the Performance Share Plan ("PSP").

The total number of performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at September 30, 2008 was 2,765,763 (September 30, 2007: 2,582,259). Based on the multiplying factor, the maximum number of shares that could be released is 4,148,644 shares (September 30, 2007: 3,873,389).

Restricted Stocks

During 3Q08, 66,900 (3Q07: 60,000) restricted stocks were granted conditionally under the Restricted Stock Plan ("RSP"). Nil (3Q07: nil) restricted stocks were awarded and 29,812 (3Q07: 32,033) restricted stocks lapsed.

The total number of restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released as at September 30, 2008 was 3,994,031 (September 30, 2007: 2,940,343). Based on the multiplying factor, the maximum number of restricted stocks that could be released is 5,623,120 (September 30, 2007: 3,822,446).

Treasury Shares

In 3Q08, the Company re-issued 679,427 (3Q07: nil) treasury shares pursuant to the SOP and RSP.

As at September 30, 2008, 8,449,244 (September 30, 2007: nil) treasury shares were held that may be re-issued upon the exercise of options under the SOP and upon the vesting of performance shares and restricted stocks under the PSP and RSP respectively.

5. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2410.

6. AUDITORS' REPORT

Not applicable.

7. ACCOUNTING POLICIES

Except as disclosed in paragraph 8 below, the Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2007.

8. CHANGES IN ACCOUNTING POLICIES

The Group has adopted new/revised FRS that has become effective for the financial year beginning January 1, 2008.

The adoption of the new/revised FRS does not have any material impact on the financial statements.

9. **REVIEW OF GROUP PERFORMANCE**

Group Overview

The Group achieved a turnover of $2.5 billion for 3Q08 and $7.2 billion for 9M08, an increase of 12% and 19% respectively compared to the corresponding period. The Group's profit attributable to shareholders of the Company (PATMI) increased by 25% to $144.9 million in 3Q08 and by 9% to $406.2 million in 9M08.

The Group also generated Economic Value Added (EVA) of $138.2 million for 3Q08 (3Q07: $98.3 million) and $398.8 million for 9M08 (9M07: $294.9 million).

Turnover

Turnover	3Q08	3Q07	Growth		9M08	9M07	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	1,266,434	976,856	289,578	30	3,492,951	2,630,733	862,218	33
Marine	1,143,821	1,170,604	(26,783)	(2)	3,443,657	3,175,452	268,205	8
Environment	55,269	50,450	4,819	10	162,128	150,896	11,232	7
Industrial Parks	4,450	4,033	417	10	12,790	19,102	(6,312)	(33)
Others / Corporate	31,393	38,005	(6,612)	(17)	123,252	115,345	7,907	7
	2,501,367	2,239,948	261,419	12	7,234,778	6,091,528	1,143,250	19

Utilities' turnover increased by 30% to $1.3 billion in 3Q08 and by 33% to $3.5 billion in 9M08 due to higher HSFO prices offset by the expiry of a favourable supply contract in UK and depreciation of the Sterling which resulted in lower turnover in Singapore dollar terms.

Turnover for Marine increased by 8% to $3.4 billion in 9M08 on better performance by its rig building, offshore, conversion and repair businesses.

Environment's turnover increased by 10% to $55.3 million in 3Q08 and by 7% to $162.1 million in 9M08 due to higher turnover in its Paper Recycling division.

Decrease in turnover for Industrial Parks for 9M08 was due to the divestment of Wuxi Garden City Mall in May 2007.

Revenue of Others/Corporate are mainly contributed by subsidiaries dealing in specialised construction activities and minting.

9. **REVIEW OF GROUP PERFORMANCE** (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

PATMI	3Q08	3Q07	Growth		9M08	9M07	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	66,284	50,014	16,270	33	170,360	179,430	(9,070)	(5)
Marine	86,125	51,248	34,877	68	220,533	149,472	71,061	48
Environment	(4,074)	(460)	(3,614)	(786)	(96)	7,157	(7,253)	NM
Industrial Parks	7,220	11,441	(4,221)	(37)	21,116	27,392	(6,276)	(23)
Others / Corporate	(10,626)	3,894	(14,520)	NM	(5,697)	10,962	(16,659)	NM
	144,929	116,137	28,792	25	406,216	374,413	31,803	9

Utilities recorded higher PATMI in 3Q08 primarily due to gain from the transfer of transmission and distribution pipeline assets to PowerGas Ltd. In 9M07, UK's performance was boosted by a profit on the sale of land.

The increase in the Group's share of PATMI of Marine in 3Q08 and 9M08 was due to higher operating margins from rig building and ship repair businesses and better contribution from its associates.

Our Environment business was impacted by the impairment of part of its plant and machinery in 3Q08 and 9M08.

Industrial Park's PATMI decreased in 3Q08 mainly due to lower contributions from the industrial parks in Indonesia and Vietnam, which was partially offset by higher contribution from the industrial park in China. The decrease in Industrial Parks' PATMI in 9M08 was attributed to the divestment of Wuxi Garden City Mall in May'07.

The decrease in Others / Corporate PATMI was mainly due to weak performance by an offshore engineering associate in China.

10. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

11. PROSPECTS

Utilities

Our Utilities business continues to be a major profit contributor to Sembcorp. The contribution of overseas subsidiaries may be affected by adverse currency movements, when their profits are translated into Singapore dollars.

Marine

Our Marine business has an order book of $9.9 billion, of which $5.5 billion were secured since January 2008. These projects will provide a solid base-load of work, with progressive completion and deliveries until 2012. The fundamentals for the offshore sector remain intact and demand for ship repair is expected to remain strong.

Marine is in a strong net cash and balance sheet position and expects the current year's overall performance to be stronger than FY2007.

Environment

Environment's contribution for FY2008 will not be significant due to the impairment made for part of its plant and machinery.

Industrial Parks

A global slowdown in the manufacturing sector may affect the performance of the industrial parks business.

Sembcorp Group

Despite the challenging global economic and financial environment that has created a high level of uncertainty, the Group expects satisfactory results for FY2008.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, exchange rate movement, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

12. DIVIDEND

No interim dividend for the period ended September 30, 2008 is recommended.

13. SEGMENTAL REPORTING

9M08

(i) Business segments

	Utilities	Marine	Environment	Industrial Parks	Others/ Corporate	Elimi-nation	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover							
External sales	3,492,951	3,443,657	162,128	12,790	123,252	-	7,234,778
Inter-segment sales	28,758	2,800	2,396	1,958	14,656	(50,568)	-
Total	3,521,709	3,446,457	164,524	14,748	137,908	(50,568)	7,234,778
Results							
Segment results	236,599	341,721	(8,518)	3,693	(15,954)	-	557,541
Interest income	7,347	17,867	172	1,037	22,341	(22,754)	26,010
Interest expense	(31,901)	(9,773)	(1,972)		(15,930)	22,754	(36,822)
	212,045	349,815	(10,318)	4,730	(9,543)	-	546,729
Share of results of associates	717	84,908	13,001	6,979	-	-	105,605
Share of results of joint ventures	10,873	6,027		14,404	862	-	32,166
	223,635	440,750	2,683	26,113	(8,681)	-	684,500
Income tax expense	(34,273)	(66,097)	(1,151)	(1,467)	2,933		(100,055)
Minority interest	(19,002)	(154,120)	(1,628)	(3,530)	51		(178,229)
Net profit for the period	170,360	220,533	(96)	21,116	(5,697)	-	406,216
Assets							
Segment assets	3,537,508	4,698,540	164,803	183,753	1,085,752	(1,291,110)	8,379,246
Investment in associates	5	278,074	61,367	270,727	-	-	610,173
Investment in joint ventures	134,659	34,047	1,097	84,563	53,104		307,470
Tax assets	42,187	6,041	3,682	13,084	191,855	-	256,849
Total assets	3,714,359	5,016,702	230,949	552,127	1,330,711	(1,291,110)	9,553,738
Liabilities							
Segment liabilities	2,343,001	3,427,081	88,222	35,161	1,058,432	(1,291,110)	5,660,787
Tax liabilities	242,588	217,792	6,735	16,777	880	-	484,772
Total liabilities	2,585,589	3,644,873	94,957	51,938	1,059,312	(1,291,110)	6,145,559
Capital expenditure	181,150	72,939	5,887	466	2,669	-	263,111
Significant non-cash items							
Depreciation and amortisation	82,080	51,728	8,450	1,455	4,004	-	147,717
Other non-cash items (including provisions, loss on disposal and exchange differences)	7,836	13,845	404	947	1,038	-	24,070

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	4,138,762	57	7,338,120	87	7,808,091	82	160,471	61
Rest of Asia	1,213,209	17	109,287	1	789,513	8	51,324	20
Europe	1,448,422	20	907,354	11	931,339	10	51,166	19
Others	434,385	6	24,485	1	24,795	0	150	0
Total	7,234,778	100	8,379,246	100	9,553,738	100	263,111	100

13. SEGMENTAL REPORTING (Cont'd)

9M07

(i) Business segments

	Utilities $'000	Marine $'000	Enviro $'000	Parks $'000	Others / Corporate $'000	Elimination $'000	Total $'000
Turnover							
External sales	2,630,733	3,175,452	150,896	19,102	115,345		6,091,528
Inter-segment sales	21,264	958	2,053	1,878	4,330	(30,483)	-
Total	2,651,997	3,176,410	152,949	20,980	119,675	(30,483)	6,091,528
Results							
Segment results	240,312	228,097	(2,185)	6,462	1,317	-	474,003
Interest income	12,988	13,820	577	2,328	22,889	(20,088)	32,514
Interest expense	(29,706)	(9,480)	(1,713)		(17,448)	20,088	(38,259)
	223,594	232,437	(3,321)	8,790	6,758	-	468,258
Share of results of associates	231	47,193	13,410	7,103		-	67,937
Share of results of joint ventures	17,373	2,811	(1,968)	17,905	6,921	-	43,042
	241,198	282,441	8,121	33,798	13,679	-	579,237
Income tax expense	(50,220)	(33,644)	(968)	(2,071)	(2,506)	-	(89,409)
Minority interest	(11,548)	(99,325)	4	(4,335)	(211)	-	(115,415)
Net profit / (loss) for the period	179,430	149,472	7,157	27,392	10,962	-	374,413
Assets							
Segment assets	3,084,288	4,128,470	173,374	186,339	526,048	(558,983)	7,539,536
Investment in associates	-	180,930	59,803	290,342	-	-	531,075
Investment in joint ventures	118,580	25,096	27,766	70,904	63,598	-	305,944
Tax assets	34,795	2,435	4,278	12,995	230,344	-	284,847
Total assets	3,237,663	4,336,931	265,221	560,580	819,990	(558,983)	8,661,402
Liabilities							
Segment liabilities	1,855,904	2,217,302	127,458	30,486	558,245	(558,983)	4,230,412
Tax liabilities	231,741	252,203	5,272	9,575	60,219	-	559,010
Total liabilities	2,087,645	2,469,505	132,730	40,061	618,464	(558,983)	4,789,422
Capital expenditure	245,618	91,050	19,277	256	2,069	-	358,270
Significant non-cash items							
Depreciation and amortisation	73,518	47,034	6,841	3,035	3,756	-	134,184
Other non-cash items (including provisions, loss on disposal and exchange differences)	1,669	2,248	463	1,712	3,174	-	9,266

(ii) Geographical segments

	Revenue $'000	Revenue %	Segment Assets $'000	Segment Assets %	Total Assets $'000	Total Assets %	Capital Expenditure $'000	Capital Expenditure %
Singapore	2,946,425	49	6,568,814	87	7,097,028	82	184,508	51
Rest of Asia	689,165	11	10,302	0	590,260	7	48,466	14
Europe	2,307,154	38	932,176	13	944,082	11	125,163	35
Others	148,784	2	28,244	0	30,032	0	133	0
Total	6,091,528	100	7,539,536	100	8,661,402	100	358,270	100

Notes To Segmental Analysis

13a. Business Segments

The Group comprises the following main business segments:

The Utilities segment's principal activities are in provision of energy, water and centralised utilities. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, United Kingdom, Vietnam, China and the United Arab Emirates.

The Marine segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

The Environment segment provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

The Industrial Parks segment owns, develops, markets and manages industrial parks and townships in Asia.

The Others/Corporate segment comprises businesses relating to minting, design and construction activities, as well as the in-house financing and treasury unit, captive insurance company and other businesses.

13b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

13c. Review of segment performance

Please refer to Paragraph 9 for analysis by business segments.

14. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
	3Q08	9M08
	$'000	$'000
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Tuas Power Ltd/PowerSeraya Limited[1]	39	196,717
- Temasek Capital (Private) Limited and its Associates	887	20,646
- MediaCorp Pte Ltd and its Associates	1,388	4,238
- PSA International Pte Ltd and its Associates	12,992	37,354
- National University Hospital (S) Pte Ltd and its Associates	164	164
- Certis Cisco Security Pte Ltd	516	1,332
- Wildlife Reserves Singapore Pte Ltd and its Associates	100	275
- Singapore Technologies Telemedia Pte Ltd and its Associates	176	515
- Senoko Power Ltd	446	849
- Mapletree Investments Pte Ltd and its Associates	3,473	3,473
	20,181	265,563
Starhub Ltd and its Associates	2,172	6,290
Singapore Airlines Limited and its Associates	546	1,584
SNP Corporation Ltd and its Associates	93	492
Singapore Food Industries Ltd and its Associates	178	178
	23,170	274,107
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Temasek Capital (Private) Limited and its Associates [2]	255,244	657,760
- Singapore Power Ltd and its Associates	767	2,247
	256,011	660,007
Singapore Technologies Engineering Ltd and its Associates	0	8,578
CapitaLand Ltd and its Associates	178	178
Surbana Corporation and its Associates	222	222
	256,411	668,985
Total Interested Person Transactions	**279,581**	**943,092**

Note

[1] This relates mainly to the sale of gas by Sembcorp Gas Pte Ltd to Tuas Power and PowerSeraya for the generation of electricity.

[2] This relates mainly to the purchase of gas by Sembcorp Cogen Pte Ltd from Sembcorp Gas Pte Ltd for the generation of electricity.

There were no transaction which were not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2008 to September 30, 2008.

15. CONFIRMATION PURSUANT TO THE RULE 705(4) OF THE LISTING MANUAL

We, Peter Seah Lim Huat, and Tang Kin Fei, being two directors of Sembcorp Industries Ltd (the "Company"), do hereby confirm on behalf of the directors of the Company, that to the best of their knowledge, nothing has come to their attention which would render the third quarter and nine months ended September 30, 2008 unaudited financial results to be false or misleading.

The Board has noted that the board of directors of the Company's listed subsidiary, Sembcorp Marine Ltd, has also announced and confirmed the results for third quarter and nine months ended September 30, 2008.

On behalf of the board of directors

Peter Seah Lim Huat
Chairman

Tang Kin Fei
Director

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
November 7, 2008

From: Lim Eng Beng
Sent: Friday, November 07, 2008 4:31 PM
To: Jessica Tan Hui Leng
Cc: Ng Siew Luan
Subject: RE: Results Announcement SOP process
Attachments: Sembcorp 9M08 Results SGXNetFinal.pdf

Hi Jessica,
Final copy of the Masnet is enclosed.

Rgds,
Eng Beng

From: Ng Siew Luan
Sent: Friday, November 07, 2008 3:13 PM
To: Jessica Tan Hui Leng
Cc: Lim Eng Beng
Subject: FW: Results Announcement SOP process

Hi Jessica

Enclosed our 9M08's Masnet together with the signed compliance checklist for your necessary action.

Siewluan
Extn 3204

From: Lim Eng Beng
Sent: Friday, November 07, 2008 2:00 PM
To: Ng Siew Luan
Subject: RE: Results Announcement SOP process

Fyi. A copy of the Masnet is to be given to GCR – Aedan and Corp Sec – Jessica. A pdf copy of the signed compliance checklist is also to be sent to Corp Sec.

Rgds,
Eng Beng

From: Christine Lim Pee Shya
Sent: Wednesday, August 06, 2008 1:04 PM
To: Aedan Lai Wei Cheng; Lim Eng Beng; Jessica Tan Hui Leng; Joanne Chong Wei Fang; Deborah William
Subject: Results Announcement SOP process
Importance: High

Hi guys

Since Aleve has left and we have new team in GCR, I understand that we are not sure who is doing what.

I have created a standard SOP process for all future results announcements, esp 1H and FY, for GCR, Co-Sec and GF to work on. We can further improve it if you have any comments.

Step:-

1. Eng Beng to give Aedan the final soft copy of Masnet
2. Aedan to give Jessica, Deborah and myself all final soft copy of Press Kit (Press Releases, Slides and Masnet) before 4.00 pm (latest)

3. Jessica to call Deborah once Masnet (Press Kit) is successfully uploaded with SGX
4. Deborah to inform Christine to start the event
5. Deborah to send Joanne the Press Kit for uploading to Financial Results webpage (this time only)
6. Deborah to email burst out and upload website

That's all. Please let me know if there is any confusion.

Thank you.

Cheers



sembcorp

9M2008 Results Announcement

November 7, 2008



Scope of Presentation

sembcorp

- CEO's Report
- Financial Review
- Group Outlook

sembcorp

CEO's Report

9M2008 Performance Round-Up

sembcorp

- Turnover of $7.2 billion, up 19%
- PBT of $685 million, up 18%
- PATMI of $406 million, up 9%
- ROE (annualised) at 18%

Strong Financial Stability

Sembcorp Group Borrowings

($M)	Sept 30, 08	Dec 31,07
Gross Debt	1,007	1,341
Less: Cash and FD	(2,347)	(1,297)
Net Debt / (Cash)	(1,340)	44

Healthy balance sheet

Sembcorp Group Cash Flow

	9M08	FY07
Operating cash flow	717	849
Free cash flow	2,057	992

Strong cash flows

Strong Financial Stability

Sembcorp Group Total Debt Maturity Profile

As of Sept 30, 2008



450
400
350
300
250
200
150
100
50
0
$M
425
354
111
117
<1yr
1yr - 3yr
3yr - 5yr
>5yr
Maturity Profile
Debt excl. Project Finance
Non-recourse Project Finance

Strong liquidity position

Operating cash flow (of $717m for 9M08) and existing cash (of $2.3bn) more than adequate for debt repayment

Going Forward

sembcorp

A challenging global environment
- Financial crisis and credit squeeze
- Global economic slowdown

Prudent management
- More proactive management of existing businesses in light of volatile market conditions
- Re-assess business and financing assumptions of pipeline projects taking into account increased risks

Capitalise on opportunities
- Selective M&As and acquisition of competencies

sembcorp

Financial Review

Group Profit & Loss

($M)	9M08	9M07	Δ%
Turnover	7,235	6,092	19
EBITDA	705	608	16
EBIT	558	474	18
PBT	685	579	18
PATMI	406	374	9
EPS (cents)	22.8	21.1	8

Group Turnover

($M)	9M08	9M07	Δ%
Utilities	3,493	2,631	33
Marine	3,444	3,176	8
Environment	162	151	7
Industrial Parks	13	19	(33)
Other Businesses	123	115	7
TOTAL	7,235	6,092	19

Group PATMI

($M)	9M08	9M07	Δ%
Utilities	170.4	179.4	(5)
Marine	220.5	149.5	48
Environment	(0.1)	7.2	NM
Industrial Parks	21.1	27.5	(23)
Other Businesses	3.5	18.6	(81)
Corporate	(9.2)	(7.8)	(18)
TOTAL	**406.2**	**374.4**	**9**

Utilities Turnover & PATMI

($M)	9M08	9M07	Δ%
TURNOVER			
Singapore	2,977.2	1,996.5	49
UK	498.3	612.8	(19)
Other countries	46.2	42.7	8
Total Turnover	**3,521.7**	**2,652.0**	**33**
PATMI			
Singapore	118.6	85.9	38
UK	52.9	88.6	(40)
Other countries	10.6	15.8	(33)
Corporate & Others	(11.7)	(10.9)	(7)
Total PATMI	**170.4**	**179.4**	**(5)**

Note: *Figures are stated before intercompany eliminations*

Group Capex

sembcorp

($M)		9M08
Fixed Asset Items		**255.1**
– Utilities	173.5	
– Marine	72.9	
– Environment	5.2	
– Other Businesses	3.5	
Equity Investments		**18.3**
– Utilities	17.6	
– Industrial Parks	0.7	
TOTAL		**273.4**

Group Cash Flow

sembcorp

($M)	9M08	9M07
CASH FLOW FROM OPERATING ACTIVITIES		
- before changes in working capital	717	604
- changes in working capital	1,324	120
- tax paid	(46)	(65)
	1,995	659
CASH FLOW FROM INVESTING ACTIVITIES		
- divestment proceeds & sale of fixed assets	124	165
- acquisitions of investments	(1)	(16)
- acquisitions of fixed and intangible assets	(263)	(356)
- dividends, interest & others	60	60
	(80)	(147)
CASH FLOW FROM FINANCING ACTIVITIES		
- issue of shares by Sembcorp/subsidiaries	14	48
- proceeds from ESOS exercised with issue of treasury shares	15	-
- purchase of treasury shares by Sembcorp/subsidiary	(145)	-
- net repayment of loans & interest	(367)	(31)
- dividend paid & others	(375)	(594)
	(858)	(577)
NET INFLOW / (OUTFLOW) DURING THE PERIOD	1,057	(65)
CASH & CASH EQUIVALENTS AT END OF THE PERIOD	2,339	1,107
FREE CASH FLOW	2,057	741

*Free Cash Flow: operating cash flow plus investing cash flow adjusted for expansion capital expenditure of $143 million

Group Borrowings

sembcorp

($M)	Sept 30, 08	Dec 31,07
PF loans	415	511
Long-term	239	398
Short-term	353	432
Gross	**1,007**	**1,341**
Less: Cash and FD	(2,347)	(1,297)
Net Debt / (Cash)	**(1,340)**	**44**
Net Gearing Ratio	**Net Cash**	**0.03**
Exclude PF*		
Net Debt / (Cash)	**(1,516)**	**(306)**
Net Gearing Ratio	**Net Cash**	**Net Cash**

*PF – Non-recourse project financing

Financial Indicators

sembcorp

($M)	9M08	FY07 (ACTUAL)
Before EI		
EPS (cents)	22.8*	21.1
ROE (%)	18.4*	19.0
ROTA (%)	9.1*	9.6
Interest Cover (times)	19	16
After EI		
EPS (cents)	22.8*	21.1
ROE (%)	18.4*	18.0
ROTA (%)	9.1*	8.7
Interest Cover (times)	19	15
Per Share		
NAV ($)	1.53	1.70
NTA ($)	1.47	1.64
Economic Value Added	**9M08**	**9M07**
EVA ($M)	398.8	294.9

*Annualised

sembcorp

Group Outlook

Group Outlook

Despite the challenging global economic and financial environment that has created a high level of uncertainty, the Group expects satisfactory results for FY2008.

sembcorp

Vital Partners. Essential Solutions.

Disclaimer

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although Sembcorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about Sembcorp Industries and its business operations, such as (without limitation) the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

You are advised not to place undue reliance on these forward-looking statements as the forward-looking events referred to in this presentation may differ materially or not occur due to these risks, uncertainties and assumptions.

Investors should assume that the information in this presentation is accurate only as of the date it is issued. Sembcorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Appendix

Group Profit & Loss

($M)	3Q08	3Q07	Δ%
Turnover	2,501	2,240	12
EBITDA	259	195	33
EBIT	209	150	39
PBT	250	186	35
PATMI	145	116	25
EPS (cents)	8.2	6.5	25

Group Turnover

($M)	3Q08	3Q07	Δ%
Utilities	1,267	977	30
Marine	1,144	1,171	(2)
Environment	55	51	10
Industrial Parks	4	4	-
Other Businesses	31	37	(17)
TOTAL	**2,501**	**2,240**	**12**

Group PATMI

($M)	3Q08	3Q07	Δ%
Utilities	66.3	50.0	33
Marine	86.1	51.3	68
Environment	(4.1)	(0.4)	(786)
Industrial Parks	7.2	11.5	(37)
Other Businesses	(7.5)	5.5	NM
Corporate	(3.1)	(1.8)	(72)
TOTAL	**144.9**	**116.1**	**25**

Utilities Turnover & PATMI

sembcorp

($M)	3Q08	3Q07	Δ%
TURNOVER			
Singapore	1,118.6	777.8	44
UK	142.3	193.2	(26)
Other countries	16.4	13.5	21
Total Turnover	**1,277.3**	**984.5**	**30**
PATMI			
Singapore	48.6	34.6	41
UK	18.5	18.3	1
Other countries	2.3	3.3	(30)
Corporate & Others	(3.1)	(6.2)	50
Total PATMI	**66.3**	**50**	**33**

Note: Figures are stated before intercompany eliminations

From: Aedan Lai Wei Cheng
Sent: Friday, November 07, 2008 4:04 PM
To: Jessica Tan Hui Leng; Deborah William; Christine Lim Pee Shya
Subject: Press Kit 9M08
Attachments: SCI_9M08_SGXNet.pdf; SCI_9M08_ResultsSlides.pdf; SCI_9M2008_PressRelease.pdf

Importance: High

sembcorp

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

PRESS RELEASE

SEMBCORP POSTS A 25% INCREASE IN 3Q2008 PROFIT TO S$145 MILLION

- Group's cash and cash equivalents stand at S$2.3 billion

SINGAPORE, November 7, 2008 – Sembcorp Industries (Sembcorp) reported a 25% increase in Profit After Tax and Minority Interest (PATMI) for the third quarter of 2008 (3Q2008). This was on the back of a 12% increase in turnover to S$2.5 billion for the same period while profit before tax grew 35% to S$250 million. For the first nine months of 2008 (9M2008), turnover showed a 19% growth, while profit before tax grew 18% to $685 million. 9M2008 PATMI was up 9% from S$374 million to S$406 million.

Sembcorp's main profit contributors continued to be its Utilities and Marine businesses, which accounted for 96% of Group PATMI in 9M2008. Marine's contribution to Group PATMI rose 48% to S$220.5 million, mainly due to higher operating margins from its rig building and ship repair businesses and better contribution from associated companies. The unit also secured S$5.5 billion worth of new orders since January 2008, bringing its year-to-date net order book to a record S$9.9 billion with completions and deliveries stretching from the fourth quarter of 2008 until 2012. Utilities' 9M2008 PATMI stood at S$170.4 million compared to S$179.4 million last year, with its Singapore and UK operations contributing S$118.6 million and S$52.9 million respectively.

Mr Tang Kin Fei, Group President & CEO of Sembcorp Industries, said, "The fundamentals for Sembcorp's businesses remain sound. Our Utilities business has long term customer contracts and our Marine business has secured a strong orderbook. Despite the challenging economic climate, we have delivered a healthy set of results. Backed by strong operating cash flows and a robust balance sheet, we believe that Sembcorp is well-placed to weather the difficult times ahead and to benefit from opportunities that may well arise from such a downturn."

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$9 billion and employs more than 7,000 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

From: Deborah William
Sent: Friday, November 07, 2008 4:18 PM
To: Aedan Lai Wei Cheng; Jessica Tan Hui Leng; Christine Lim Pee Shya
Subject: RE: Press Kit 9M08
Attachments: SCI_9M2008_Press Release.pdf

Dear All,

Pls use this reformatted press release for dissemination.

Thanks,

From: Aedan Lai Wei Cheng
Sent: Friday, November 07, 2008 4:04 PM
To: Jessica Tan Hui Leng; Deborah William; Christine Lim Pee Shya
Subject: Press Kit 9M08
Importance: High

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	03-Nov-2008 17:54:26
Announcement No.	00125

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Clarification to announcement made on October 31, 2008
Description	Sembcorp Industries refers to its announcement dated October 31, 2008 in relation to its second gas sales agreement coming into effect. The company would like to clarify that the said gas sales agreement is for an additional 90 billion British thermal units of gas per day, rather than for 90 British thermal units of gas per day as stated. We are sorry for the typographical error.
Attachments	Total size = **0** (2048K size limit recommended)

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